UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40268

ROCKET INTERNET GROWTH OPPORTUNITIES CORP.

(Exact name of registrant as specified in its charter)

Boundary Hall, Cricket Square

Grand Cayman

Cayman Islands

KY1-1102

(345) 815-5716

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A ordinary share and one-fourth of one redeemable warrant;

Class A ordinary shares, par value $0.0001 per share;

Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, Rocket Internet Growth Opportunities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2023	Rocket Internet Growth Opportunities Corp.

	By:	/s/ Soheil Mirpour
	Name:	Soheil Mirpour
	Title:	Chief Executive Officer